SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Sunrise Senior Living, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

86768K106
(CUSIP Number)

December 19, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86768K106	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,828,305 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,828,305 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,828,305 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86768K106	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 450,064 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 450,064 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,064 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86768K106	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Black Diamond Relative Value Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,136,413 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,136,413 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,413 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86768K106	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,591,415 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,591,415 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,591,415 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 86768K106	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,591,415 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,591,415 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,591,415 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 86768K106	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,591,415 shares of Common Stock
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,591,415 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,591,415 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 86768K106	13G	Page 8 of 12 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Sunrise Senior Living, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 7900 Westpark Drive, McLean, Virginia 22102.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore") with respect to the Common Stock (as defined below) directly held by it;

(ii)	Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore") with respect to the Common Stock directly held by it;

(iii)
Black Diamond Relative Value Offshore Ltd., a Cayman Islands exempted company ("Relative Value Offshore" and together with Offshore and Double Offshore, the "Funds") with respect to the Common Stock directly held by it;

(iv)
Carlson Capital L.P., a Delaware limited partnership ("Carlson Capital"), which serves as the investment manager to the Funds, with respect to the Common Stock directly held by the Funds and certain managed accounts (the "Accounts");

(v)
Asgard Investment Corp., a Delaware corporation ("Asgard"), which indirectly serves as the general partner of Carlson Capital, with respect to the Common Stock directly held by the Funds and the Accounts; and

(vi)	Mr. Clint D. Carlson ("Mr. Carlson"), who serves as president of Asgard and Carlson Capital, with respect to the Common Stock directly held by the Funds and the Accounts.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 86768K106	13G	Page 9 of 12 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, Texas 75201.

Item 2(c).	CITIZENSHIP:

Double Offshore, Offshore and Relative Value Offshore are Cayman Islands exempted companies. Carlson Capital is a Delaware limited partnership.  Asgard is a Delaware corporation.  Mr. Carlson is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

86768K106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________

CUSIP No. 86768K106	13G	Page 10 of 12 Pages

Item 4.	OWNERSHIP.

A. Double Offshore:
(a) Amount beneficially owned: 5,828,305 shares of Common Stock
(b) Percent of class: 10.1%
(c) (i) Sole power to vote or direct the vote: -0-
     (ii) Shared power to vote or direct the vote: 5,828,305
    (iii) Sole power to dispose or direct the disposition: -0-
    (iv) Shared power to dispose or direct the disposition: 5,828,305

B. Offshore:
(a) Amount beneficially owned: 450,064 shares of Common Stock
(b) Percent of class: 0.8%
(c) (i) Sole power to vote or direct the vote: -0-
     (ii) Shared power to vote or direct the vote: 450,064
    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition: 450,064

C. Relative Value Offshore:
(a) Amount beneficially owned: 1,136,413 shares of Common Stock
(b) Percent of class: 2.0%
(c) (i) Sole power to vote or direct the vote: -0-
     (ii) Shared power to vote or direct the vote: 1,136,413
    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition: 1,136,413

D. Carlson Capital:
(a) Amount beneficially owned: 7,591,415 shares of Common Stock
(b) Percent of class: 13.2%
(c) (i) Sole power to vote or direct the vote: -0-
     (ii) Shared power to vote or direct the vote: 7,591,415
    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition: 7,591,415

E. Asgard:
(a) Amount beneficially owned: 7,591,415 shares of Common Stock
(b) Percent of class: 13.2%
(c) (i) Sole power to vote or direct the vote: -0-
     (ii) Shared power to vote or direct the vote: 7,591,415
    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition: 7,591,415

F. Mr. Carlson:
(a) Amount beneficially owned: 7,591,415 shares of Common Stock
(b) Percent of class: 13.2%
(c) (i) Sole power to vote or direct the vote: -0-
     (ii) Shared power to vote or direct the vote: 7,591,415     (iii) Sole power to dispose or direct the disposition: -0-
                    (iv) Shared power to dispose or direct the disposition: 7,591,415

The Company's Quarterly Report on Form 10-Q filed on November 7, 2011, indicates that the total number of outstanding shares of Common Stock as of October 28, 2011 was 57,637,827.  The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding.

CUSIP No. 86768K106	13G	Page 11 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Carlson Capital serves as the investment manager to, and has the power to direct the affairs of, the Funds and Accounts. Asgard serves as the indirect general partner of, and has the power to direct the affairs of, Carlson Capital. Mr. Carlson serves as the president of, and has the power to direct the affairs of, Asgard and Carlson Capital.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86768K106	13G	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 10, 2012

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND RELATIVE VALUE OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Name: Clint D. Carlson